GOTTEX MULTI-ASSET ENDOWMENT FUND -- I

GOTTEX MULTI-ASSET ENDOWMENT FUND -- II

28 State Street

40th Floor

Boston, MA 02109

February 6, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Larry L. Greene, Esq.

Re: Gottex Multi-Asset Endowment Fund -- I
Registration Statement on Form N-2

File Nos.: 333-166619 and 811-22413

Re: Gottex Multi-Asset Endowment Fund -- II
Registration Statement on Form N-2

File Nos.: 333-166618 and 811-22412

Dear Mr. Greene:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statements on Form N-2 be accelerated so that they will be declared effective on February 7, 2013 or as soon as practicable thereafter.

Please notify George M. Silfen, Esq., of Kramer Levin Naftalis & Frankel LLP, counsel to the undersigned, at (212) 715-9522, as soon as possible as to the time the Registration Statements have been declared effective pursuant to this acceleration request.

GOTTEX MULTI-ASSET ENDOWMENT FUND -- I GOTTEX MULTI-ASSET ENDOWMENT FUND -- II

By:	/s/ William J. Landes
Name:	William J. Landes
Title:	President and Principal Executive Officer

FORESIDE FUND SERVICES, LLC

By:	/s/ Nanette K. Chern
Name:	Nanette K. Chern
Title:	Vice President